UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 12, 2023

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In the Matter of

Baikang Biological Group Holdings
Ginkgo Biomedical Science &
Technology Industrial Park
Pizhou, Jiangsu Province
People's Republic of China 221300

ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No: 333-231768

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       Baikang Biological Group Holdings filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Baikang Biological Group Holdings has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn; In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on June 12, 2023.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Suzanne Hayes
Office Chief